[STRONG CAPITAL MANAGEMENT, INC. LOGO]


                  AN IMPORTANT UPDATE
         FOR OUR FELLOW COMMON STOCKHOLDERS OF
           TELEPHONE AND DATA SYSTEMS, INC.
     We  are  writing one last time to ask you to  VOTE
AGAINST  THE REINCORPORATION PROPOSAL at Telephone  and
Data  Systems,  Inc.'s ("TDS") April 27,  1998  Special
Meeting and consider some important arguments.
      ECONOMICALLY THIS DEAL DOESN'T MAKE SENSE!
     As shareholders of TDS, we believe that this is  a
bad  deal.   We believe it does nothing to address  the
real  reasons  why the stock trades at a discount  (the
Carlson  Factor)  and  it  may  actually  increase  the
discount.  The biggest thing going for the TDS proposal
is that it is less onerous to TDS Stockholders than the
subsidiaries' stockholders.  However, since 85% of  the
value  of  TDS  is  represented by  U.S.  Cellular  and
Aerial, any proposal which harms those entities will be
negative for the TDS share price.  There is not  enough
value  in the Telecom piece to offset declines  at  the
subsidiary level (as the poor performance of TDS stock,
since  the  proposal was made, demonstrates).   As  for
hints  that is only the first step, the last ten  years
lead us to believe that the Carlsons are not interested
in growing shareholder value.
           PUBLIC MARKET DISCOUNT MAY WIDEN!
     Tracking stocks normally trade at a discount.  The
TDS  Tracking Stocks would be unusual because they have
a   redemption   feature.   Under  the  reincorporation
proposal, TDS has the ability to convert each share  of
a  class  of  Tracking  Stock  into  another  class  of
Tracking   Stock  or  Special  Common   Shares   at   a
predetermined premium relative to market  values.   The
conversion premium is 15% for the first five years  and
thereafter  declines 1% per year until it reaches  10%.
This  situation  is  similar to the  absence  of  class
voting on mergers - the Carlson family and voting trust
would  be able to cause a holder of Tracking Shares  to
convert   such   shares  into  an  entirely   different
investment  without the consent of a single  holder  of
such  shares.  While liquidity may improve for USM  and
Aerial,  the public market discount will have to  widen
given  TDS' ability to call the stock away at  a  small
premium  at any given time.  How does TDS benefit  when
private market valuation becomes irrelevant for 85%  of
its  value.  As ISS as well as Goldman Sachs  and  Bear
Stearns  have noted, the issuance of tracking stock  on
top  of  the  common will create a valuation nightmare.
How  are  the  Carlsons  creating  value  for  the  TDS
shareholders?
PERPETUATION OF CONTROL IS THE THEME OF THIS PROPOSAL!
     This  proposal is not shareholder friendly  -  (1)
the  reincorporation  tried to  take  away  key  voting
rights of Common Stockholders; (2) the threat to  issue
Tracking  Stock  even  if the roll-up  mergers  do  not
occur;  and (3) the likely negative revaluation of  the
subsidiaries  given  the  Tracking  Stocks'  redemption
feature.   These proposals are designed  to  perpetuate
Carlson   control  at  the  expense   of   the   public
shareholders.   If the issue was to establish  a  value
for  TDS  Telecom,  a clean IPO could  have  been  done
without    the    baggage    associated    with     the
reincorporation.   Shareholders  should  insist  on   a
better deal now and not bet on the Carlsons delivering unspecified sources of value in the future.
                     JUST VOTE NO!
     We believe the reincorporation proposal will hurt the TDS Common Stockholders. JUST VOTE AGAINST the reincorporation proposal. For more information contact
Ann Miletti at (414) 359-3400.